SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

FRISCH’S RESTAURANTS, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

358748101

(CUSIP Number)

James R. Cummins, Esq.

Cummins & Brown LLC

Scripps Center

312 Walnut Street, Suite 1000

Cincinnati, Ohio 45202

(513) 241-6400

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 24, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for the other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358748101

1.	Name of Reporting Persons.

Karen F. Maier

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States Citizen

Number of	7.	Sole Voting Power	0
Shares Beneficially	8.	Shared Voting Power	0
Owned by Each Reporting	9.	Sole Dispositive Power	0
Person With	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

Explanatory Note:

On August 24, 2015, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) between Frisch’s Restaurants, Inc. (the “Company”), FRI Holding Company, LLC., a Delaware limited liability company (“Parent”), and FRI Merger Sub, LLC an Ohio limited liability company and a wholly-owned subsidiary of Parent (“Merger Sub”), Merger Sub was merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent.  The Merger Agreement and the transactions contemplated thereby were approved by the Company’s shareholders at a special meeting of the shareholders on August 24, 2015.

At the effective time (the “Effective Time”) and as a result of the Merger, each share of common stock of the Company issued and outstanding immediately prior to the Merger was automatically converted into the right to receive $34.00 in cash (“Merger Consideration”) without interest.  All shares converted into the right to receive the Merger Consideration were automatically cancelled upon the conversion thereof and ceased to exist.

Furthermore, at the Effective Time and as a result of the Merger, each outstanding option to buy shares of Company common stock granted under the Company's stock option plans, whether or not vested and exercisable, was cancelled.  The holder of each stock option cancelled shall receive from Parent or the surviving corporation an amount in cash (without interest, but net of applicable taxes), equal to the product of the number of shares of Company common stock subject to each option as of the Effective Time, multiplied by the excess, if any, of $34.00 over the exercise price per share of Company common stock subject to such option.

Ms. Maier resigned her position as Vice President of Marketing and Director of the Company upon completion of the Merger.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, no par value (the "Shares"), of Frisch’s Restaurants, Inc. (the "Company"), an Ohio corporation. The address of the principal executive offices of the Company is 2800 Gilbert Avenue, Cincinnati, Ohio 45206.

Item 2. Identity and Background

a.	Karen F. Maier
b.	2800 Gilbert Avenue, Cincinnati, Ohio 45206
c.	Until August 24, 2015, Ms. Maier was the Vice President of Marketing and a Director of the Company
d.	Ms. Maier has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
e.

Ms. Maier has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Ms. Maier being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Ms. Maier is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

See information in “Explanatory Note,” above.

Item 4. Purpose of Transaction

See information in “Explanatory Note,” above.

Item 5. Interest in Securities of the Issuer

(a)	and (b) As a result of the Merger, Ms. Maier no longer beneficially owns any common stock of the Company.

(c)	See information in “Explanatory Note,” above.

(d)	Not applicable

(e)	Ms. Maier ceased to be beneficial owner of more than five percent of Company’s common stock on August 24, 2015.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See information in “Explanatory Note,” above.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
2.1

Agreement and Plan of Merger, dated May 21, 2015, by and among Frisch’s Restaurants, Inc., FRI Holdings Company, LLC and FRI Merger Sub, LLC. Incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed May 22, 2015.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 25, 2015	/s/ Karen F. Maier
Karen F. Maier

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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